Exxon Mobil Corporation

David Levy

5959 Las Colinas Boulevard

Manager Financial Reporting and Analysis

Irving, TX 75039-2298

ExxonMobil

December 5, 2006

Ms. Jill S. Davis

Branch Chief

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W., Stop 7010

Washington, D.C. 20549

Fax No. (202) 772-9368

Re:

SEC Letter to Exxon Mobil Corporation dated December 1, 2006

File No. 1-02256

Dear Ms. Davis:

The purpose of this letter is to confirm my understanding, based on my phone conversation with Jonathan Duersch, that the SEC has taken no exception to our request for an extension to December 22, 2006, to respond to the questions listed in the SEC’s letter dated December 1.

As always, please do not hesitate to contact me at 972-444-1290.  Thank you.

Yours truly,

By: /s/ David Levy

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David Levy

Manager Financial Reporting and Analysis